FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934

                            Report of Foreign Issuer


                                  21 June 2006


                                File no. 0-17630


                           Director/PDMR Shareholding



                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: Director/PDMR Shareholding


NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS



All relevant boxes should be completed in block capital letters.



1. Name of the issuer



CRH plc



2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii).



Both (i) and (ii)



3. Name of person discharging managerial responsibilities/director



William I. O'Mahony



4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person



No



5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest



William I. O'Mahony



6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares



Ordinary shares of EUR0.32 each



7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them



William I. O'Mahony



8 State the nature of the transaction



(i) Grant of options under 2000 Share Option Scheme

(ii) Award under the CRH 2006 Performance Share Plan



See details below



9. Number of shares, debentures or financial instruments relating to shares acquired



-



10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)



-



11. Number of shares, debentures or financial instruments relating to shares disposed



-



12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)



-



13. Price per share or value of transaction



-



14. Date and place of transaction



-



15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)



-



16. Date issuer informed of transaction



-



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes



PLEASE NOTE THIS NOTIFICATION RELATES TO (i) THE GRANT OF OPTIONS UNDER THE 2000 SHARE OPTION SCHEME AND (ii) THE GRANT OF AWARDS UNDER THE CRH PLC 2006 PERFORMANCE SHARE PLAN



17. Date of grant



(i)            21st June 2006

(ii)           21st June 2006



18. Period during which or date on which it can be exercised



(i)            21st June 2009 to 20th June 2016

(ii)           Between March 2009 and June 2010



19. Total amount paid (if any) for grant of the option



(i)            EUR1.00

(ii)           Nil



20. Description of shares or debentures involved (class and number)



(i)            200,000 Ordinary shares of EUR0.32 each

(ii)           Maximum of 60,000 Ordinary shares of EUR0.32 each



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise



(i)            EUR24.83

(ii)           Not applicable - this notification refers to a share award





22. Total number of shares or debentures over which options held following notification



(i)            1,214,609 Ordinary shares under Share Option Schemes

(ii) Maximum of 60,000 Ordinary shares that may vest under the 2006 Performance Share

Plan



23. Any additional information



.....................................



24. Name of contact and telephone number for queries



Angela Malone

+353 1 6344340



Name and signature of duly designated officer of issuer responsible for making notification







Angela Malone

Company Secretary



Date of notification



21st June 2006


NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS



All relevant boxes should be completed in block capital letters.



1. Name of the issuer



CRH plc



2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii).



Both (i) and (ii)



3. Name of person discharging managerial responsibilities/director



Thomas W. Hill



4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person



No



5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest



Thomas W. Hill



6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares



Ordinary shares of EUR0.32 each



7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them



Thomas W. Hill



8 State the nature of the transaction



Award under the CRH 2006 Performance Share Plan -

See details below



9. Number of shares, debentures or financial instruments relating to shares acquired



-



10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)



-



11. Number of shares, debentures or financial instruments relating to shares disposed



-



12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)



-



13. Price per share or value of transaction



-



14. Date and place of transaction



-



15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)



-



16. Date issuer informed of transaction



-



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes



PLEASE NOTE THIS NOTIFICATION RELATES TO THE GRANT OF AWARDS UNDER THE CRH PLC 2006 PERFORMANCE SHARE PLAN



17.  Date of grant



21st June 2006



18. Period during which or date on which it can be exercised



Between March 2009 and June 2010



19. Total amount paid (if any) for grant of the option



Nil



20. Description of shares or debentures involved (class and number)



Maximum of 30,000 Ordinary shares of EUR0.32 each



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise



Not applicable - this notification refers to a share award



22. Total number of shares or debentures over which options held following notification



Maximum of 30,000 Ordinary shares that may vest under the 2006 Performance Share Plan

497,335 Ordinary shares under Share Option Schemes



23. Any additional information



.....................................



24. Name of contact and telephone number for queries



Angela Malone

+353 1 6344340



Name and signature of duly designated officer of issuer responsible for making notification







Angela Malone

Company Secretary



Date of notification



21st June 2006



NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS



All relevant boxes should be completed in block capital letters.



1. Name of the issuer



CRH plc



2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii).



Both (i) and (ii)



3. Name of person discharging managerial responsibilities/director



Myles P. Lee



4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person



No



5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest



Myles P. Lee



6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares



Ordinary shares of EUR0.32 each



7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them



Myles P. Lee



8 State the nature of the transaction



Award under the CRH 2006 Performance Share Plan -

See details below



9. Number of shares, debentures or financial instruments relating to shares acquired



-



10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)



-



11. Number of shares, debentures or financial instruments relating to shares disposed



-



12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)



-



13. Price per share or value of transaction



-



14. Date and place of transaction



-



15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)



-



16. Date issuer informed of transaction



-



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes



PLEASE NOTE THIS NOTIFICATION RELATES TO THE GRANT OF AWARDS UNDER THE CRH PLC 2006 PERFORMANCE SHARE PLAN



17. Date of grant



21st June 2006



18. Period during which or date on which it can be exercised



Between March 2009 and June 2010



19. Total amount paid (if any) for grant of the option



Nil



20. Description of shares or debentures involved (class and number)



Maximum of 20,000 Ordinary shares of EUR0.32 each



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise



Not applicable - this notification refers to a share award



22. Total number of shares or debentures over which options held following notification



Maximum of 20,000 Ordinary shares that may vest under the 2006 Performance Share Plan

373,682  Ordinary shares under Share Option Schemes

1,211 Ordinary shares under Savings-related share option scheme



23. Any additional information



.....................................



24. Name of contact and telephone number for queries



Angela Malone

+353 1 6344340



Name and signature of duly designated officer of issuer responsible for making notification







Angela Malone

Company Secretary



Date of notification



21st June 2006



NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS



All relevant boxes should be completed in block capital letters.



1. Name of the issuer



CRH plc



2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii).



Both (i) and (ii)



3. Name of person discharging managerial responsibilities/secretary



Angela Malone



4. State whether notification relates to a person connected with a person discharging managerial responsibilities/secretary named in 3 and identify the connected person



No



5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest



Angela Malone



6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares



Ordinary shares of EUR0.32 each



7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them



Angela Malone



8 State the nature of the transaction



Award under the CRH 2006 Performance Share Plan -

See details below



9. Number of shares, debentures or financial instruments relating to shares acquired



-



10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)



-



11. Number of shares, debentures or financial instruments relating to shares disposed



-



12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)



-



13. Price per share or value of transaction



-



14. Date and place of transaction



-



15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)



-



16. Date issuer informed of transaction



-



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes



PLEASE NOTE THIS NOTIFICATION RELATES TO THE GRANT OF AWARDS UNDER THE CRH PLC 2006 PERFORMANCE SHARE PLAN



17. Date of grant



21st June 2006



18. Period during which or date on which it can be exercised



Between March 2009 and June 2010



19. Total amount paid (if any) for grant of the option



Nil



20. Description of shares or debentures involved (class and number)



Maximum of 2,250 Ordinary shares of EUR0.32 each



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise



Not applicable - this notification refers to a share award



22. Total number of shares or debentures over which options held following notification



Maximum of 2,250 Ordinary shares that may vest under the 2006 Performance Share Plan

147,720 Ordinary shares under Share Option Schemes

1,956 Ordinary shares under Savings-related share option scheme



23. Any additional information



.....................................



24. Name of contact and telephone number for queries



Angela Malone

+353 1 6344340



Name and signature of duly designated officer of issuer responsible for making notification







Angela Malone

Company Secretary



Date of notification



21st June 2006



NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS



All relevant boxes should be completed in block capital letters.



1. Name of the issuer



CRH plc



2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii).



(i) a transaction notified in accordance with the Market Abuse Rules



3. Name of person discharging managerial responsibilities/director



Albert Manifold



4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person



No



5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest



Albert Manifold



6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares



Ordinary shares of EUR0.32 each



7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them



Albert Manifold



8 State the nature of the transaction



Award under the CRH 2006 Performance Share Plan -

See details below



9. Number of shares, debentures or financial instruments relating to shares acquired



-



10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)



-



11. Number of shares, debentures or financial instruments relating to shares disposed



-



12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)



-



13. Price per share or value of transaction



-



14. Date and place of transaction



-



15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)



-



16. Date issuer informed of transaction



-



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes



PLEASE NOTE THIS NOTIFICATION RELATES TO THE GRANT OF AWARDS UNDER THE CRH PLC 2006 PERFORMANCE SHARE PLAN



17. Date of grant



21st June 2006



18. Period during which or date on which it can be exercised



Between March 2009 and June 2010



19. Total amount paid (if any) for grant of the option



Nil



20. Description of shares or debentures involved (class and number)



Maximum of 9,000 Ordinary shares of EUR0.32 each



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise



Not applicable - this notification refers to a share award



22. Total number of shares or debentures over which options held following notification



Maximum of 9,000 Ordinary shares that may vest under the 2006 Performance Share Plan

160,227 Ordinary shares under Share Option Schemes

1,361 Ordinary shares under Savings-related share option scheme



23. Any additional information



.....................................



24. Name of contact and telephone number for queries



Angela Malone

+353 1 6344340



Name and signature of duly designated officer of issuer responsible for making notification







Angela Malone

Company Secretary



Date of notification



21st June 2006



NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS



All relevant boxes should be completed in block capital letters.



1. Name of the issuer



CRH plc



2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii).



(i) a transaction notified in accordance with the Market Abuse Rules



3. Name of person discharging managerial responsibilities/director



Jack Golden



4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person



No



5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest



Jack Golden



6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares



Ordinary shares of EUR0.32 each



7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them



Jack Golden



8 State the nature of the transaction



(i)            Exercise of option

(ii) Award under the CRH 2006 Performance Share Plan - See details below



9. Number of shares, debentures or financial instruments relating to shares acquired



(i) 5,489



10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)



-



11. Number of shares, debentures or financial instruments relating to shares disposed



-



12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)



-



13. Price per share or value of transaction



(i) EUR17.2615



14. Date and place of transaction



(i) 21st June 2006; Dublin



15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)



15,195



16. Date issuer informed of transaction



21st June 2006



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes



PLEASE NOTE THIS NOTIFICATION RELATES TO THE GRANT OF AWARDS UNDER THE CRH PLC 2006 PERFORMANCE SHARE PLAN



17. Date of grant



21st June 2006



18. Period during which or date on which it can be exercised



Between March 2009 and June 2010



19. Total amount paid (if any) for grant of the option



Nil



20. Description of shares or debentures involved (class and number)



Maximum of 5,000 Ordinary shares of EUR0.32 each



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise



Not applicable - this notification refers to a share award



22. Total number of shares or debentures over which options held following notification



Maximum of 5,000 Ordinary shares that may vest under the 2006 Performance Share Plan

116,978 Ordinary shares under Share Option Schemes

2,002 Ordinary shares under Savings-related share option scheme



23. Any additional information



.....................................



24. Name of contact and telephone number for queries



Angela Malone

+353 1 6344340



Name and signature of duly designated officer of issuer responsible for making notification







Angela Malone

Company Secretary



Date of notification



21st June 2006

                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date:  21 June 2006



                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director